

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Peter Bordes
Chief Executive Officer
Collective Audience, Inc.
85 Broad Street 16-079
New York, NY 10004

> **Re: Collective Audience, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 16, 2024**
> **File No. 333-276512**

Dear Peter Bordes:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1, Filed January 16, 2024

Cover Page

1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

4.   We note your disclosure that you have received two notices from Nasdaq regarding non-compliance with certain Nasdaq Listing Rules. Please include a brief discussion of this issue and a cross-reference to the applicable risk factor on page 23, which discusses your current Nasdaq listing status. In addition, please revise the prospectus summary to include a discussion of this issue.

Prospectus Summary, page 1

5.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

6.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that the Selling Securityholders, beneficial owners of approximately 18% of your outstanding shares, will be able to sell all their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Risk Factors
Risks Related to the Company's Securities
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near..., page 29

7.   We acknowledge the inclusion of this risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To further illustrate this risk, please disclose the purchase price of the securities being registered for resale. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell at a lower price that the shares purchased by the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

8. We note that the projected revenues for 2023 were $72 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2023, was approximately $11.6 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a more advantageous rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Lastly, please include appropriate risk factor disclosure.

10. Please update your compensation disclosure, as well as all related disclosures, for the fiscal year ended December 31, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services